[Reference Translation]

May 12, 2021

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            First Section of Tokyo Stock Exchange

            and Nagoya Stock Exchange)

Name and Title of Contact Person:

            Kaname Shimizu, General Manager,

            Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to

the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on May 12, 2021 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act.

1.	Reason for repurchasing shares

To promote capital efficiency, TMC will flexibly repurchase its common stock while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Shares of Common Stock of TMC

(2) Total number of shares to be repurchased	41 million shares (maximum)

(Represents 1.46% of the total number of issued shares (excluding treasury stock))

(3) Total purchase price for repurchase of shares	JPY 250 billion(maximum)

(4) Period of repurchase	From June 18, 2021 to September 30, 2021

(References) Number of treasury common stock as of March 31, 2021

• Total number of issued common shares (excluding treasury stock) :	2,795,948,660	shares
• Number of treasury common stock:	467,048,832	shares